

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2014

Via E-mail
Jim Ennis
Chief Executive Officer
Beta Music Group, Inc.
160 East 65th Street
New York, NY 10065

> **Re:** **Beta Music Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed April 30, 2014**
> **File No. 000-53729**

Dear Mr. Ennis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 7. Please provide us with a more detailed analysis whereby you made the conclusion that you are no longer a shell company, as defined by Rule 12b-2 of the Exchange Act. Please explain in greater detail the nature of your operations, as well as the composition of the company's assets. We also note disclosure in the periodic reports you have filed subsequent to your Form 10, where you disclose that the company continues to search for operational and development stage companies with which to merge, indicating that the company should be identified as a blank check company within the meaning of Section 3(a)(51) of the Exchange Act of 1934. Upon reviewing your response, we may have additional comments.

Item 1. Business, page 5

2.   Please revise to consistently and accurately describe the nature and extent of your current operations. For example, it is unclear from your disclosure in the "The Business" and "Sources of Revenue" sections whether you have or have not commenced operations and whether you actually design, develop and sell your product, or whether it is merely your plan to do so. Please revise throughout to differentiate between those services are currently operational, and those that are currently aspirational in nature.

3.   We note your response to comment 11 providing your company's website. Please revise your filing to include your website.

Item 1A. Risk Factors, page 9

We have a short operating history in an evolving market sector. This makes it very difficult to evaluate our future business prospects and may increase the risk that we will not be successful, page 10

4.   We note your risk and difficulties include increasing the number of users of your digital media network, your mobile application, and your website. Please enhance your disclosure in your MD&A section to discuss the number of users you currently have signed up and your webpage and mobile applications average traffic. Additionally, please describe what steps have been taken to monetize your mobile application and what level of revenues Mr. Ennis expects.

We rely on third-party service providers for many aspects of our business, and any failure to maintain these relationships could harm our business, page 16

5.   Please advise what current licenses you have obtained and how these licenses impact your operations.

Item 2. Management Discussion and Analysis of Financial Conditions and Plan of Operation, page 23

6.   Please revise your disclosure to discuss the services that were provided to generate $18,000 in revenue.

7.   We note your response to comment 14. Please provide an estimate of the costs you will incur over the next 12 months to begin operations. Please provide the basis for your estimates.

Item 15 Financial Statements and Exhibits, page 44

8.   We note your response to comment 19. Please revise to provide executed versions of Exhibits 2.1 and 10.1 as exhibits to your filing.

Note 5: Reverse Merger, page F-11

9.   We note that on October 23, prior to the reverse merger, EVG Media acquired 13,711,676 shares of your common stock. Then, on November 4, 2013, after the reverse merger, for 500,000 restricted shares you acquired all of EVG Media. As such, it appears that in the November 4, 2013 transaction, you acquired 13,711,676 of your own shares. However, it appears you recorded 14, 211,676 shares in your consolidated statement of changes in shareholders' deficit for "Shares issued to Founders – EVG Media, Inc." Please tell us the accounting literature you considered in the determining the appropriate accounting treatment for shares held by EVG Media, including the consideration given to reporting these shares as treasury stock.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Inessa Kessman, Staff Accountant at (202) 551-3371 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel

                                                Larry Spirgel
                                                Assistant Director